UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                     Navios Maritime Acquisition Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    Y62159101
                                 (CUSIP Number)

                                December 28, 2009
             (Date of event which requires filing of this statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


------------------------
	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------

CUSIP No Y62159127

-----------------------------------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   L3 Capital Advisors, LLC

-----------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  [_]
      (b)  [X ]
-----------------------------------------------

3. SEC USE ONLY

-----------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   California

-----------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   1,705,645

-----------------------------------------------
6. SHARED VOTING POWER

   -0-

-----------------------------------------------
7. SOLE DISPOSITIVE POWER

   1,705,645

-----------------------------------------------
8. SHARED DISPOSITIVE POWER

   -0-
-----------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,705,645
-----------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

-----------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

-----------------------------------------------
 12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

-----------------------------------------------

CUSIP No Y62159127

Item 1. (a). Name of Issuer:

      Navios Maritime Acquisition Corporation



   (b).	Address of Issuer's Principal Executive Offices:
	85 Akti Miaouli Street
	Piraeus, Greece 185 38

Item 2. (a). Name of Person Filing:

	      L3 Capital Advisors LLC


   	(b). Address of Principal Business Office, or if None, Residence:

		L3 Capital Advisors LLC
		2601 Ocean Park Blvd, Suite 320
		Santa Monica, CA 90405

	(c). Citizenship:

		L3 Capital Advisors LLC, a California limited liability company


   	(d). Title of Class of Securities:

		Common Stock, $0.0001 par value


   	(e). CUSIP Number:
      		Y62159127

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a


   (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).


   (b) [_] Bank as defined in Section 3(a)(6) of the Exchange
	Act (15 U.S.C. 78c).


   (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).


   (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


   (e) [_] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


   (f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


   (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


   (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);


   (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


   (j) [_] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

   	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned:
      L3 Capital Advisors LLC:  1,705,645 shares


   (b) Percent of class:
      L3 Capital Advisors LLC:  5.4%


   (c) Number of shares as to which the person has:


      (i) Sole power to vote or to direct the vote

	L3 Capital Advisors LLC: 1,705,645 shares


Item 5. Ownership of Five Percent or Less of a Class.

   	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

   	Instruction:  Dissolution of a group requires a response to this item.
   	N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

   	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
	A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

   N/A

-----------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on by the Parent Holding Company.


   	If a parent holding company has filed this schedule, pursuant to
	Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an
	exhibit stating the identity and the Item 3 classification of the relevant
	subsidiary. If a parent holding company has filed this schedule pursuant to
	Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification
	of the relevant subsidiary.

   N/A


Item 8. Identification and Classification of Members of the Group.

   	If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

   N/A

Item 9. Notice of Dissolution of Group.

   	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
	See Item 5.

   N/A

Item 10. Certification.

   (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):


      	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------------------

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2010
(Date)

L3 Capital Advisors, LLC
By: /s/ Eric D. Lederman
Title:  Managing Member


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or generalpartner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed withthe statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


-----------------------------------------------

Exhibit A


AGREEMENT

The undersigned agree that this Schedule 13G dated December 22, 2009 relating to the Common Stock of Navios Maritime Acquisition Corporation shall be filed on behalf of the undersigned.

February 24, 2010
(Date)

L3 Capital Advisors LLC
By: /s/ Eric D Lederman
Title:  Managing Member